exhibit 99.1

ARC RESOURCES LTD.

SHARE OPTION PLAN
(Amended as at November 2, 2011)

1.	Purposes of Plan

The principal purposes of this plan are as follows:

(a)	to retain and attract qualified officers, employees of, and consultants to, the Corporation (as defined herein) and its subsidiaries and other persons providing services on an ongoing basis thereto;

(b)
to promote a proprietary interest in the Corporation by such officers, employees, consultants and other service providers and to encourage such individuals to remain in their employ and put forth maximum efforts for the success of the business of the Corporation; and

(c)
to focus management of the Corporation on total long term shareholder return of the Corporation by providing them with the opportunity through share options to acquire an increased proprietary interest in the Corporation.

2.	Defined Terms

Where used herein, the following terms shall have the following meanings, respectively:

(a)
"Black-Out Period" means, if applicable, the period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any holder of an Option;

(b)	"Board" means the board of directors of the Corporation;

(c)	"business day" a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are generally not open for business;

(d)	"Change of Control" means the first to occur of any of the following:

(i)	any change in the registered holdings and/or beneficial ownership or control of the outstanding securities or other interests which results in:

(A)	a person or group of persons "acting jointly or in concert" (as defined in the Securities Act (Alberta), as amended from time to time); and

(B)	any "affiliate" or "associate" (each as defined in the Securities Act (Alberta), as amended from time to time) of such person or group of persons;

holding, owning or controlling, directly or indirectly, more than 66⅔% of the outstanding voting securities or interests of the Corporation, other than:

(C)	as a result of a transaction or series of transactions which the Board determines should not constitute a Change of Control; or

(D)
pursuant to an arrangement, merger or other form of reorganization of the Corporation where the holders of the outstanding voting securities or interests of the Corporation immediately prior to the completion of the reorganization will hold 33⅓% or more of the outstanding voting securities or interests of the public entity that following the completion of the reorganization holds, directly or indirectly, all or substantially all of the directly or indirectly held assets of the Corporation; or

(ii)	the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of the Corporation to any other person or persons, other than:

(A)	pursuant to an internal reorganization; or

(B)	as part of a transaction or series of transactions which the Board determines should not constitute a Change of Control; or

(C)
pursuant to an arrangement, merger or other form of reorganization of the Corporation where the holders of the outstanding voting securities or interests of the Corporation immediately prior to the completion of the reorganization will hold 33⅓% or more of the outstanding voting securities or interests of the public entity that following the completion of the reorganization holds, directly or indirectly, all or substantially all of the directly or indirectly held assets of the Corporation; or

(iii)	any determination by the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the Plan;

(e)
"Common Shares" means the common shares of the Corporation or, in the event of an adjustment contemplated by Section 13 hereof, such other securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

(f)
"Committee" means the Human Resources and Compensation Committee or such other committee of the Board as is appointed from time to time by the Board to administer the Plan or any matters related to the Plan or, if no such committee is appointed, the Board;

(g)	"Corporation" means ARC Resources Ltd., and includes any successor corporation thereof;

(h)	"Disability" in respect of an Optionee means that such Optionee is receiving benefits under any long-term disability plan of the Corporation or a subsidiary of the Corporation;

(i)
"Exchange" means, if applicable, the Toronto Stock Exchange or, if the Common Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange in Canada on which such shares are listed and posted for trading as may be selected for such purpose by the Board;

(j)	"insider" and "associate" have the meaning set forth in the Securities Act (Alberta);

(k)	"Insider" means an insider of the Corporation and any person who is an associate of an insider of the Corporation;

(l)
"Market Price" means the volume weighted average trading price of the Common Shares on the Exchange (or if the Common Shares are listed on more than one stock exchange, on such stock exchange as may be designated by the Committee for such purpose) for the five (5) trading days immediately preceding the date of grant of Options or on such day as is otherwise specified herein and, for this purpose, the weighted average trading price shall be calculated by dividing the total value by the total volume of Common Shares traded for such period provided, however, that if the Common Shares are not listed on a stock exchange the Market Price shall be determined by the Committee in its discretion;

(m)	"Options" means options to purchase Common Shares granted pursuant to the provisions hereof;

(n)	"Optionees" means persons to whom Options are granted and which Options, or a portion thereof, remain unexercised;

(o)	"Plan" means this share option plan of the Corporation, as the same may be amended or varied from time to time;

(p)
"Retirement" shall mean the date that an Optionee reaches the age of 55 (and provided that the Optionee has provided services to the Corporation or a subsidiary of the Corporation for a minimum of five (5) years at such time), voluntarily ceases to be an officer of or be in the employ of, or a consultant or other Service Provider to either the Corporation or a subsidiary of the Corporation and enters into an agreement in respect of such retirement with the Corporation that is acceptable to the Corporation, or such other meaning as the Committee or the Board shall determine from time to time but, for greater certainty, shall not include any of the events described in paragraphs 9(a), (b), (c), (d) or (f);

(q)
"Security Based Compensation Arrangements" means (i) stock option plans for the benefit of employees, insiders, Service Providers or any one of such groups; (ii) individual stock options granted to employees, Service Providers or Insiders if not granted pursuant to a plan previously approved by the Corporation's shareholders; (iii) stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased; (iv) stock appreciation rights involving issuances by the Corporation of securities from treasury; (v) any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation; and (vi) security purchases from treasury by an employee, Insider or Service Provider which is financially assisted by the Corporation by any means whatsoever; and

(r)	"Service Provider" means a person or company engaged by the Corporation to provide services intended to be for an initial, renewable or extended period of twelve months or more.

3.	Administration

The Plan shall be administered by the Committee.  The Committee shall have full and final discretion to interpret the provisions of the Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of the Plan, including without limitation rules as to vesting. All decisions and interpretations made by the Committee shall be binding and conclusive on the Optionees and the Corporation subject to securityholder approval if required by any applicable stock exchange.

4.	Granting of Options

Subject to this Section 4, the Committee may from time to time designate officers, employees of, and consultants to, the Corporation or its subsidiaries and other persons providing services on an ongoing basis to the Corporation or its subsidiaries to whom Options may be granted and the number of Common Shares to be optioned to each, provided that the number of Common Shares to be optioned shall not exceed the limitations provided in Section 5 hereof.

In no event shall Options be granted to directors of the Corporation who are not officers or employees of the Corporation or its subsidiaries.

5.	Limitations to the Plan

Notwithstanding any other provision of the Plan:

(a)	the maximum number of Common Shares issuable on exercise of Options outstanding at any time shall be limited to 14,225,000 Common Shares;

(b)
the number of Common Shares issuable to Insiders, at any time, under all Security Based Compensation Arrangements, including this Plan, shall not exceed 10% of the issued and outstanding Common Shares; and

(c)
the number of Common Shares issued to Insiders, within any one year period, under all Security Based Compensation Arrangements, including this Plan, shall not exceed 10% of the issued and outstanding Common Shares.

Options that are cancelled, surrendered, terminated or expire prior to the exercise of all or a portion thereof shall result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to this Plan to the extent of any Common Shares issuable thereunder that are not issued under such cancelled, surrendered, terminated or expired Options.

6.	Vesting of Options

The Committee may, in its sole discretion, determine: (i) the time during which Options shall vest; (ii) the method of vesting; or (iii) that no vesting restriction shall exist.  In the absence of any determination by the Committee to the contrary, Options will vest and be exercisable as to one-half (½) of the number of Options granted on each of the fourth and fifth anniversaries of the date of grant (computed in each case to the nearest full share) (subject to acceleration of vesting in the discretion of the Committee).  The Committee shall also have the discretion to accelerate vesting of previously granted Options on such terms and conditions as it may determine.

7.	Grant Price

The grant price ("Grant Price") of Options granted under the Plan shall be fixed by the Committee and if the Common Shares are listed on a stock exchange, the Grant Price of the Options shall not be less than the Market Price or such other minimum price as may be required by the stock exchange on which the Common Shares are listed at the time of grant.

8.	Exercise Price

The exercise price ("Exercise Price") of Options granted under the Plan shall be, at the election of the Optionee holding such Options, either:

(a)	the Grant Price; or

(b)
the price calculated by deducting from the Grant Price all dividends or other distributions paid (whether paid in cash or in any other assets but not including Common Shares) on a per Common Share basis, by the Corporation after the date of grant and prior to the date that such Option is exercised.

9.	Option Terms

The period during which an Option is exercisable (the "Exercise Period") shall, subject to the provisions of the Plan requiring or permitting acceleration of rights of exercise, be such period, not in excess of seven (7) years, as may be determined from time to time by the Committee but subject to the rules of any stock exchange or other regulatory body having jurisdiction, and in the absence of any determination to the contrary will be seven (7) years from the date of grant.  Each Option shall, among other things, contain provisions to the effect that the Option shall be personal to the Optionee and shall not be assignable except in the event of death as set forth in Section 9(f).  In addition, each Option shall provide that:

(a)
Termination for Cause - if the Optionee shall no longer be an officer of or be in the employ of, or consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation, as a result of termination for cause, effective at the date on which notice is given to the Optionee of such termination, all Options held by the Optionee, whether vested at such date or unvested, shall terminate and become null and void;

(b)
Termination not for Cause - if the Optionee shall no longer be an officer of or be in the employ of, or consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation, as a result of termination other than termination for cause, effective at the earlier of the date which is thirty (30) days following the date on which notice is given in respect of such termination and the end of the Exercise Period, all Options held by the Optionee which have not vested at such date shall terminate and become null and void, unless determined otherwise by the Committee in its sole discretion.  With respect to the portion of the outstanding Options which are held by such Optionee and which have vested at the expiration of such period, unless determined otherwise by the Committee in its sole discretion, the Optionee shall have until the earlier of:

(i)	three (3) months from the date on which notice is given in respect of such termination; or

(ii)	the end of the Exercise Period;

to exercise any Options which have vested as aforesaid and any vested Options which have not been so exercised shall terminate and become null  and void;

(c)
Voluntary Resignation - if the Optionee voluntarily ceases to be an officer of or be in the employ of, or consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation other than as a result of such Optionee's Disability, Retirement or death, effective at the earlier of the last day of any notice period applicable in respect of such voluntary resignation and the date on which the Optionee ceases to be a Service Provider, all Options held by the Optionee, whether vested at such date or unvested, shall terminate and become null and void;

(d)
Disability - if an Optionee ceases to be an officer of or be in the employ of, or a consultant or other Service Provider to either the Corporation or a subsidiary of the Corporation as a result of such Optionee's Disability, all Options granted to such Optionee shall not change as a result of such Optionee's Disability;

(e)
Retirement - if an Optionee ceases to be an officer of or be in the employ of, or a consultant or other Service Provider to either the Corporation or a subsidiary of the Corporation as a result of such Optionee's Retirement, all Options granted to such Optionee shall not change as a result of such Optionee's Retirement with the exception that the Optionee shall have until the earlier of:

(i)	thirty-six (36) months from the date of such Optionee's Retirement or such other date as may be determined by the Committee; or

(ii)	the end of the Exercise Period;

to exercise any Options which have vested at the date of exercise, and at the expiration of such period any Options which have not been exercised shall terminate and become null and void; and

(f)
Death - if the Optionee shall no longer be an officer of or be in the employ of, or consultant or other Service Provider to, either the Corporation or a subsidiary of the Corporation, as a result of the death of the Optionee, all Options which have not vested at such date shall immediately vest and the executor, administrator or personal representative of such Optionee shall have until the earlier of:

(i)	twelve (12) months from the date of death of such Optionee; or

(ii)	the end of the Exercise Period;

to exercise any outstanding Options, and at the expiration of such period, any Options which have not been exercised shall terminate and become null and void.

The Plan does not confer upon an Optionee any right with respect to continuation of employment by the Corporation or any subsidiary thereof, nor does it interfere in any way with the right of the Optionee, the Corporation or a subsidiary thereof to terminate the Optionee's employment or service provision at any time.

If the normal expiry date of any Options falls within any Black-Out Period or within seven (7) business days following the end of any Black-Out Period ("Black-Out Options"), then the Expiry Date of such Black-Out Options shall, without any further action, be extended to the date that is seven (7) business days following the end of such Black-Out Period.  The foregoing extension applies to all Options whatever the date of grant and shall not be considered an extension of the term of the Options as referred to in Section 22 hereof.

10.	Exercise of Option

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office in Calgary, Alberta or such other place as may be specified by the Corporation, of a written notice of exercise in the form attached hereto as Schedule "A" or such other form as is acceptable to the Corporation specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the shares then being purchased and payment in full of any amount required to be paid pursuant to Section 19.

11.	Cashless Exercise

Subject to the provisions of the Plan, if permitted by the Committee, an Optionee may elect to exercise any or all of the Options held by the Optionee by surrendering such Options in exchange for the issuance of a number of Common Shares equal to the number calculated by multiplying the number of Common Shares which the Optionee is entitled to purchase pursuant to the Options being surrendered by a fraction of which the numerator is the difference between the Market Price (calculated as at the date of exercise) and the exercise price of such Option and of which the denominator is the Market Price (calculated as at the date of exercise).  Options may be exercised pursuant to this Section 11 from time to time by delivery to the Corporation at its head office in Calgary, Alberta or such other place as may be specified by the Corporation, of a written notice of exercise specifying that the Optionee has elected to a cashless exercise of such Options and the number of Options to be exercised. The Corporation will not be required, upon the exercise of any Options pursuant to this Section 11, to issue fractions of Common Shares or to distribute certificates which evidence fractional Common Shares.  In lieu of fractional Common Shares, there will be paid to the Optionee by the Corporation upon the exercise of such Options pursuant to this Section 11 within ten (10) business days after the exercise date, an amount in lawful money of Canada equal to the then fair market value of such fractional interest (as determined by the Committee), provided that the Corporation will not be required to make any payment, calculated as aforesaid, that is less than $10.00.  If the Common Shares are listed on a stock exchange, upon exercise of the foregoing, the number of Common Shares actually issued shall be deducted from the number of Common Shares reserved with the Exchange for future issuance under the Plan and the balance of the Common Shares that were issuable pursuant to the Options so surrendered shall be considered to have been cancelled and available for further issuance.

12.	Alterations in Shares

In the event, at any time or from time to time, that the share capital of the Corporation shall be consolidated or subdivided prior to the exercise by the Optionee, in full, of any Option in respect of all of the shares granted or the Corporation shall pay a dividend upon the Common Shares by way of issuance to the holders thereof of additional Common Shares or make a distribution of assets to holders of Common Shares, Options with respect to any shares which have not been purchased at the time of any such consolidation, subdivision, stock dividend or distribution of assets shall be proportionately adjusted so that the Optionee shall from time to time, upon the exercise of an Option, be entitled to receive the number of shares and other assets of the Corporation the Optionee would have held following such consolidation, subdivision, stock dividend or distribution of assets if the Optionee had purchased the shares and had held such shares immediately prior to such consolidation, subdivision, stock dividend or distribution of assets.  Upon any such adjustments being made, the Optionee shall be bound by such adjustments and shall accept the terms of such Options in lieu of the Options previously outstanding.  Adjustments under this section shall be made by the Committee, and any reasonable determination made by the Committee shall be binding and conclusive upon the Optionee.

13.	Merger, Amalgamation, Take-Over Bid or Sale

If the Corporation shall become merged (whether by plan of arrangement or otherwise) or amalgamated in or with another corporation or if a take-over bid is made for Common Shares pursuant to which holders of Common Shares receive shares or securities of another corporation or other entity and such take-over bid is completed or if the Corporation shall sell the whole or substantially the whole of its assets and undertakings for shares or securities of another corporation or other entity, including without limitation a transaction which constitutes a Change of Control, and provided that the Board of Directors in its sole discretion determines that it is in the best interests of the Corporation to do so, the Corporation shall make provision that, upon exercise of an Option during its unexpired period after the effective date of such merger, amalgamation, take-over bid or sale, the Optionee shall receive such number of shares or securities of the continuing successor corporation or other entity in such merger or amalgamation or take-over bid or the securities or shares of the purchasing corporation or other entity as the Optionee would have received as a result of such merger, amalgamation, take-over bid or sale if the Optionee had purchased the shares of the Corporation immediately prior thereto for the same consideration paid on the exercise of the Option and had held such shares on the effective date of such merger, amalgamation, take-over bid or sale and, upon such provision being made, the obligation of the Corporation to the Optionee in respect of the Common Shares subject to the Option shall terminate and be at an end and the Optionee shall cease to have any further rights in respect thereof.  Adjustments under this Section 13 shall be made by the Board, and any reasonable determination made by the Board shall be binding and conclusive upon the Optionee.

14.	Change of Control

(a)
In the event of a Change of Control of the Corporation, the vesting provisions set out in Section 6 will be accelerated as to any or all unvested Options which are outstanding under the Plan in order that such Options may be conditionally exercised immediately prior to the effective date of the Change of Control unless the Board of Directors determines in its sole discretion that it is not in the best interests of the Corporation to do so.

(b)
In the event of a Change of the Control of the Corporation, the Board of Directors may determine that any or all vested Options (including those whose vesting has been accelerated pursuant to Section 14(a) unless exercised prior to or at the time of the Change of Control) will be purchased by the Corporation for an amount per Option equal to the "Change of Control Price" (as defined below) less the applicable Exercise Price (except that where the Exercise Price exceeds the Change of Control Price, the amount per Option for such Options shall be $0.01), as of the date such Change of Control is determined to have occurred or such other date as the Board may determine.  For purposes of this Section 14(b), "Change of Control Price" means the fair market value of the consideration payable in the Change of Control transaction as determined by the Board, where such determination of fair market value is subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading.  If the Board determines that the Corporation will purchase vested Options for cash as aforesaid, the Corporation shall make the necessary election to allow the Optionee to claim such deductions in computing taxable income of the Optionee, if any, that may be available to the Optionee in respect of any amount received by the Optionee pursuant to Section 14(b).  Upon payment as aforesaid, the Options shall terminate and the Optionee shall cease to have any further rights in respect thereof.

(c)
Notwithstanding this Section 14, the Board of Directors may accelerate the vesting of any or all unvested Options at any time and on such terms and conditions as the Board of Directors may, in its sole discretion, determine to be in the best interests of the Corporation.

(d)	Any determinations made by the Board under Section 14 shall be binding and conclusive upon the Optionee.

15.	No Rights as a Shareholder

An Optionee shall not have any of the rights or privileges of a shareholder of the Corporation in respect of any Common Shares issuable upon exercise of an Option until certificates representing such Common Shares have been issued and delivered.

16.	Cessation of Employment or Service

For the purposes of this Plan and all option agreements, unless otherwise provided in the applicable option agreement or employment agreement, an Optionee shall be deemed to have ceased to be a Service Provider and an Optionee shall be deemed to have terminated or resigned from employment or a consulting arrangement with the Corporation or any of its subsidiaries, as applicable, for the purposes hereof on the first to occur of such termination or resignation or the date (as determined by the Board) that the Optionee ceases in the active performance of all of the regular duties of the Optionee's job, which includes the carrying on of all of the usual and customary day-to-day duties of the job for the normal and scheduled number of hours in each working day, unless the foregoing is a result in a leave of absence ("Leave") approved for this purpose by the Committee or senior officer to whom such Service Provider reports; the foregoing to apply whether or not adequate or proper notice of termination shall have been provided by and to the Corporation or its subsidiaries, as applicable, in respect of such termination of employment or consulting arrangement.  If the Optionee shall take a Leave, the Committee may, in its sole discretion, also modify or change the vesting of any Options granted to such Optionee to take into account the period of the Leave.

17.	Regulatory Authorities Approvals

The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading.  Any Options granted prior to such approval and after listing on any such stock exchange shall be conditional upon such approval being given and no such Options may be exercised unless such approval, if required, is given.

18.	Option Agreements

A written agreement will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common Shares subject to Option, the exercise price, the vesting dates, circumstances when vesting of Options may be accelerated, the expiry date and any other terms approved by the Committee, all in accordance with the provisions of this Plan.  The agreement will be in such form as the Committee may from time to time approve or authorize the officers of the Corporation to enter into and may contain such terms as may be considered necessary in order that the Option will comply with any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation.  Such agreements may also contain such other provisions not inconsistent with the provisions hereof as the Committee may determine.

19.	Tax Withholding

The Corporation shall have the power and the right to deduct or withhold, or require (as a condition of exercise) an Optionee to remit to the Corporation, the required amount to satisfy, in whole or in part, federal, provincial, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of the Plan, including the grant or exercise of Options granted under the Plan.  With respect to required withholding, the Corporation shall have the irrevocable right to (and the Optionee consents to) the Corporation setting off any amounts required to be withheld, in whole or in part, against amounts otherwise owing by the Corporation to such Optionee (whether arising pursuant to the Optionee's relationship as a director, officer or employee of the Corporation or as a result of the Optionee providing services on an ongoing basis to the Corporation or otherwise), or may make such other arrangements satisfactory to the Optionee and the Corporation.  In addition, the Corporation may elect, in its sole discretion, to satisfy the withholding requirement, in whole or in part, by withholding such number of Common Shares as it determines are required to be sold by the Corporation, as trustee, to satisfy the withholding obligation net of selling costs (which costs shall be the responsibility of the Optionee and which shall be and are authorized to be deducted from the proceeds of sale). The Optionee consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Common Shares and acknowledges and agrees that the Corporation does not accept responsibility for the price obtained on the sale of such Common Shares.  Any reference in this Plan to the issuance of Common Shares or a payment of cash is expressly subject to this Section 19.

20.	No Guarantees Regarding Tax Treatment

Optionees (or their beneficiaries) shall be responsible for all taxes with respect to any Option under the Plan, whether arising as a result of the grant or exercise of Options or otherwise.  The Corporation and the Committee make no guarantees to any person regarding the tax treatment of a Option or payments made under the Plan and none of the Corporation or any of its employees or representatives shall have any liability to an Optionee with respect thereto.

21.	Amendment or Discontinuance of the Plan

Subject to the restrictions set out in this Section 21, if applicable, the Committee may amend or discontinue the Plan and Options granted thereunder at any time without shareholder approval; provided any amendment to the Plan that requires approval of any stock exchange on which the Common Shares are listed for trading may not be made without approval of such stock exchange.  If the Common Shares are listed on a stock exchange, without the prior approval of the shareholders, or such approval as may be required by the Exchange, the Committee may not:

(a)	make any amendment to the Plan to increase the maximum number of Common Shares reserved for issuance on exercise of outstanding Options at any time pursuant to Section 5(a) hereof;

(b)	reduce the Exercise Price of any outstanding Options or cancel an Option and subsequently issue the holder of such Option a new Option in replacement thereof;

(c)	extend the term of any outstanding Options beyond the original Exercise Period of such Options;

(d)	make any amendment to the Plan to increase the maximum limit on the number of securities that may be issued to Insiders pursuant to Section 5(b) or (c);

(e)	make any amendment to the Plan to allow Options to be granted to directors of the Corporation who are not officers or employees of the Corporation or its subsidiaries;

(f)	make any amendment to the Plan that would permit an Optionee to transfer or assign Options to a new beneficial Optionee other than in the case of death of the Optionee; or

(g)	make any amendment to the Plan to amend this Section 21.

The Committee may amend or terminate the Plan or any outstanding Option granted hereunder at any time without the approval of the Corporation, the shareholders of the Corporation or any Optionee whose Option is amended or terminated, in order to conform the Plan or such Option, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights, subject to the approval of that stock exchange or regulatory authority.

In addition, no amendment to the Plan or Options granted pursuant to the Plan may be made without the consent of the Optionee, if it adversely alters or impairs any Option previously granted to such Optionee under the Plan.  For greater certainty, amendments to the Plan or Options granted pursuant to the Plan as contemplated by Section 13 or Section 14 shall not be considered to adversely alter or impair any Options previously granted to Optionees under the Plan.

22.	Applicable Law

This Plan shall be governed by, administered and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

23.	Effective Time

This Plan, as amended, shall be effective as of the 1st day of January, 2011.

SCHEDULE "A"

NOTICE OF EXERCISE OF OPTIONS

To:           ARC Resources Ltd. (the "Corporation")

The undersigned holder of Options hereby gives notice of intention to exercise Options to purchase Common Shares of the Corporation granted on ______________________________, 20______, at the following Exercise Price:

Grant Price	($____________)
Exercise Price	($____________)

Payment in full of the aggregate Exercise Price for the total number of Options being exercised together with payment in full of any amount required to be paid pursuant to Section 19 of the Share Option Plan is enclosed.

Date	Signature of Holder of Options
Name (please print)
Address

Please have my Common Share certificate sent to me at:	______ above address ______ c/o 1200, 308 - 4th Avenue SW Calgary, Alberta T2P 0H7

RATIFIED AND CONFIRMED this ________day of________________, 20___
ARC RESOURCES LTD. Per: _______________________________